Exhibit 16.1

April 19, 2022

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated April 19, 2022, of Sonida Senior Living, Inc. and are in agreement with the statements contained in the second and third paragraphs on page 3 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the third paragraph on page 3, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2021 financial statements.

/s/ Ernst & Young LLP